Mail Stop 6010

April 4, 2007

E. Thomas Hart
Chief Executive Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

      Re: **QuickLogic Corporation**
             Form 10-K for the Fiscal Year Ended January 1, 2006
             File No. 0-22671

Dear Mr. Hart:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant